Form 20-F
AIR Global PLC
filed 2026-05-21
CIK 2097725

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: May 15, 2026

For the transition period from to

Commission file number: 001-43297

AIR Global PLC

(Exact name of Registrant as specified in its charter)

Not applicable	Jersey
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

AIR Global PLC Festival Office Tower Dubai Festival City, 7th Floor Office No. 700 Dubai, United Arab Emirates Telephone: +971 4 292 3000 (Address of principal executive offices)

Stuart Brazier

Chief Executive Officer

Festival Office Tower

Dubai Festival City, 7th Floor

Office No. 700

Dubai, United Arab Emirates

Telephone: +971 4 292 3000

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	AIIR	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the shell company report:

On May 15, 2026, the issuer had 160,386,602 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

Explanatory Note

On May 15, 2026 (the “Closing Date”), AIR Global PLC (formerly AIR Holdings Limited), a public limited company incorporated under the laws of Jersey (“Pubco”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of November 7, 2025 (as amended, the “Business Combination Agreement”), by and among AIR Holdings Limited, a private limited company incorporated under the laws of Jersey and the legal predecessor of Pubco, Cantor Equity Partners III, Inc., a Cayman Islands exempted company (“CAEP”), AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company and a wholly owned direct subsidiary of Pubco (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey and a wholly owned direct subsidiary of Pubco (“Jersey Merger Sub”). Unless otherwise stated or the context otherwise requires, capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement.

On the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Transactions”):

•
Cayman Merger Sub merged with and into CAEP in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Merger”), with CAEP continuing as the surviving company and a wholly owned direct subsidiary of Pubco, and each issued and outstanding Class A ordinary share of CAEP, par value $0.0001 per share (“CAEP Class A Ordinary Shares”), including each Class B ordinary share of CAEP, par value $0.0001 per share (“CAEP Class B Ordinary Shares”) that was automatically converted into a CAEP Class A Ordinary Share at the Cayman Effective Time (other than CAEP Class A Ordinary Shares that were validly redeemed and certain CAEP Class B Ordinary Shares surrendered by Cantor EP Holdings III, LLC (the “Sponsor”)), was cancelled in exchange for one ordinary share of Pubco, par value $0.0001 (a “Pubco Ordinary Share”);
•
immediately following the Cayman Merger, Jersey Merger Sub merged with and into AIR in accordance with the Companies (Jersey) Law 1991 (as amended) (the “Jersey Merger”, and together with the Cayman Merger, the “Mergers”), with AIR continuing as the surviving company and a wholly owned direct subsidiary of Pubco, and the holders of ordinary shares of AIR (“AIR Ordinary Shares”) received Pubco Ordinary Shares in exchange for their AIR Ordinary Shares pursuant to the terms of the Business Combination Agreement; and
•
the other transactions contemplated by the Business Combination Agreement.

Prior to Closing, a total of 22,373,640 CAEP Class A ordinary shares were redeemed for an aggregate redemption value of approximately $234.7 million, resulting in a total of 5,226,360 CAEP Class A ordinary shares remaining issued and outstanding as of the Closing Date. As of the Closing Date, after giving effect to the Transactions, there were 160,386,602 Pubco Ordinary Shares issued and outstanding.

Prior to the completion of the Transactions, Pubco did not conduct any material activities other than those incidental to its formation, the incorporation of Cayman Merger Sub and Jersey Merger Sub and the matters contemplated by the Business Combination Agreement, including the making of certain required securities law filings. Upon the closing of the Transactions, Pubco became the direct parent of CAEP and AIR. AIR is a leading global producer of branded flavored molasses (commonly known as “hookah”, “shisha” or “mu’assel”), produced and sold in over 90 markets worldwide, with an estimated global market share of approximately 36% to 44% in the markets in which it operates (excluding Russia and Turkey) as of December 31, 2025.

On November 7, 2025, CAEP, Pubco, AIR and the Sponsor entered into a sponsor support agreement (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, on the Closing Date, effective immediately prior to the Cayman Merger and conditioned upon the Closing, the Sponsor agreed to (i) waive its anti-dilution rights under CAEP’s memorandum and articles of association with respect to its CAEP Class B Ordinary Shares and (ii) surrender and forfeit 3,400,000 CAEP Class B Ordinary Shares held by it. In addition, pursuant to the Sponsor Support Agreement, all amounts outstanding under the Sponsor Loan as of the Closing were repaid in the form of 102,009 newly issued CAEP Class A Ordinary Shares. The Sponsor Support Agreement also provides for (a) certain restrictions on the transfer of the Pubco Ordinary Shares received by the Sponsor in exchange for its CAEP Class A Ordinary Shares, into which the remaining outstanding Class B Ordinary Shares were converted, until the earlier of (1) the date that is six (6) months following the Closing Date and (2) the occurrence of certain early release events, and (b) certain vesting conditions on 1,500,000 Pubco Ordinary Shares received by the Sponsor at Closing, releasable only if specified price targets for the Pubco Ordinary Shares aere achieved, or certain transactions occur, prior to the fifth (5th) anniversary of the Closing Date, in each case on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

In connection with the Closing, the parties to the Sponsor Support Agreement entered into a waiver and release agreement waiving the lock-up restrictions under the Sponsor Support Agreement with respect to 1,000,000 Pubco Ordinary Shares issued to the Sponsor at Closing, in order to facilitate compliance with certain Nasdaq listing requirements.

Concurrently with the execution of the Business Combination Agreement, certain key shareholders of AIR representing greater than two-thirds of the outstanding AIR ordinary shares entitled to vote on the Business Combination entered into a Shareholder Support Agreement with CAEP, Pubco and AIR (the “Shareholder Support Agreement”), pursuant to which, among other things, such shareholders agreed (i) not to transfer their AIR ordinary shares and (ii) not to amend or revoke the special written resolution approving the Business Combination Agreement, the Jersey Merger and the other Transactions. In addition, pursuant to the terms of the Business Combination Agreement, at least 99.9% of the Pubco Ordinary Shares issued to the AIR Shareholders at the Jersey Effective Time in exchange for their AIR ordinary shares are subject to a lock-up that prohibits sales or other dispositions until the earlier of (a) the date that is six (6) months following the Jersey Effective Time and (b) the occurrence of certain early release events, in each case subject to customary permitted transfers.

In connection with the Closing, the parties to the Business Combination Agreement entered into a waiver agreement waiving the lock-up restrictions under the Business Combination Agreement with respect to 10,400 Pubco Ordinary Shares issued to certain shareholders of AIR in exchange for AIR Ordinary Shares, in order to facilitate compliance with certain Nasdaq listing requirements.

Pubco Ordinary Shares are listed on The Nasdaq Stock Market LLC (“Nasdaq”), under the symbol “AIIR.”

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we”, “us”, “our”, the “Company” or “Pubco” refer to AIR Global PLC, a public limited company incorporated under the laws of Jersey, and its consolidated subsidiaries.

Cautionary Note Regarding Forward-Looking Statements

This Report and the information incorporated by reference herein include or may include certain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding Pubco’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which AIR operates as well as any information concerning possible or assumed future results of operations of Pubco after giving effect to the Business Combination. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Pubco. Factors that may impact such forward-looking statements include:

(i)
the outcome of any legal proceedings that may be instituted against Pubco;
(ii)
Pubco’s management of its business strategy and plans;
(iii)
changes in applicable laws or regulations;
(iv)
general economic conditions;
(v)
factors relating to the business, operations and financial performance of Pubco, including:
•
risks related to consumer preferences and demand for our products, including the risk that we fail to anticipate evolving customer tastes; slower‑than‑expected uptake of shisha consumption and adoption of innovative inhalation devices; adverse changes in brand reputation; and competition from illicit or unregulated sources;
•
risks related to product health perceptions and liability, including potential claims regarding health consequences of shisha and heat‑not‑burn nicotine products; limits on the availability or scope of insurance coverage; and increased scrutiny of tobacco‑ or nicotine‑containing products;
•
risks related to our supply chain and operations, including reliance on sole or effectively exclusive distributors; dependence on specific third‑party suppliers and manufacturers for flavoring ingredients and technology components; securing adequate supplies of tobacco leaf and other raw materials amid price or availability volatility; reliance on third‑party transportation and logistics; prolonged disruption to our or third‑party production and storage facilities; and exposure to customer credit risk;
•
risks related to competition and strategy execution, including intense competition; the unpredictability of financial and business performance of novel inhalation devices and smoke‑free products relative to traditional flavored molasses; and the possibility that strategies to enter new segments or markets and to acquire businesses may underperform or fail;
•
risks related to macroeconomic and geopolitical conditions, including decreases in consumer disposable income; foreign exchange rate fluctuations; continued instability and unrest in the Middle East and Africa or escalation of armed conflict; terrorist attacks and political instability; heightened sovereign risk; operating in regions with elevated corruption risk; and economic, regulatory and political developments, natural disasters and conflicts across the countries where we operate;
•
risks related to labor and human capital, including work stoppages, workplace injuries and other labor matters; reliance on a limited number of key executives and employees and challenges attracting and retaining qualified personnel; and mobilization or other extraordinary labor measures in certain jurisdictions;

•
risks related to data, technology and cybersecurity, including failures by us or our third‑party service providers to protect confidential information; security incidents or unauthorized access to our IT systems or data (including customer, partner or other personal data); and legal, regulatory, IP or privacy risks arising from our use of social media, cookies and other tracking technologies, emails, push notifications and text messages;
•
risks related to ESG and climate, trade and taxation, and regulation and compliance, including Pubco’s customers’ compliance with applicable regulations;
•
risks related to international markets and compliance with existing laws and regulations or changes in any such laws and regulations in the markets where we operate;
•
risks related to indebtedness and liquidity, including our substantial debt and related service obligations; secured senior credit facilities that place certain assets at enforcement risk in an acceleration scenario; restrictive debt covenants that may limit our ability to finance operations or growth or to pay dividends; exposure to floating interest rates on borrowings; potential future debt incurrence; our status as a holding company dependent on subsidiaries for cash; and the need for significant cash to service debt and sustain operations;
•
risks related to Pubco’s capital markets profile and shareholder rights, including potential volatility and decline in the market price of Pubco Ordinary Shares; uncertainty about maintaining an active trading market or continued Nasdaq listing; dilution from future equity issuances (including AIR incentive awards) and increased shares eligible for resale; future resales depressing the market price; differences between the rights of Pubco shareholders and those of shareholders of a U.S. corporation; and anti-takeover provisions in the A&R Pubco articles;
•
risks related to internal controls, reporting and market perceptions, including failure to maintain an effective system of internal controls and compliance; previously identified or potential future material weaknesses in internal control over financial reporting; and the potential for adverse equity research coverage, unfavorable commentary or downgrades to negatively impact the price of Pubco Ordinary Shares, as well as the general risk that securities of companies formed through SPAC mergers may experience price declines relative to pre‑merger share prices; and
•
other factors discussed under the section titled “Risk Factors” in the Proxy Statement and Prospectus as amended and supplemented, (the “Proxy Statement/Prospectus”), part of Pubco's Registration Statement on Form F-4, as amended (File No. 333-294714) (the “Form F-4”), which section is incorporated herein by reference.

The forward-looking statements contained or incorporated by reference in this Report are based on Pubco’s current expectations and beliefs concerning future developments and their potential effects on its direct and indirect subsidiaries. There can be no assurance that future developments affecting Pubco will be those that Pubco has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Pubco’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the Proxy Statement/Prospectus under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. As a result, any inclusion of estimates or other forecast information in this report or incorporated by reference herein should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts. Pubco will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Readers of this report are cautioned not to place undue reliance on the unaudited prospective financial information set forth in the Proxy Statement/Prospectus. None of Pubco or any of its respective affiliates, directors, officers, advisors or other representatives has made or makes any representation to any shareholder or any other person regarding ultimate performance compared to the information contained in the estimates or that financial and operating results will be achieved.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.
Directors and Senior Management

Information regarding the directors and executive officers of Pubco after the completion of the Transactions is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco After the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of Pubco is Festival Office Tower, Dubai Festival City, 7th Floor, Office No. 700, Dubai, United Arab Emirates.

B.
Advisers

Latham & Watkins LLP acts as U.S. securities counsel for Pubco.

Walkers (Jersey) LLP acts as Jersey counsel for Pubco.

C.
Auditors

PricewaterhouseCoopers Limited Partnership Dubai Branch, with its registered address at Emaar Square Building 5, P.O. Box 11987, Dubai, United Arab Emirates, is Pubco’s independent registered public accounting firm. PricewaterhouseCoopers Limited Partnership Dubai Branch is registered with the Public Company Accounting Oversight Board (United States).

PricewaterhouseCoopers Limited Partnership Dubai Branch, with its registered address at Emaar Square Building 5, P.O. Box 11987, Dubai, United Arab Emirates, has acted as AIR’s independent registered public accounting firm. PricewaterhouseCoopers Limited Partnership Dubai Branch is registered with the Public Company Accounting Oversight Board (United States).

WithumSmith+Brown, PC, located in New York, New York, has acted as CAEP’s independent registered public accounting firm from 2024 through the consummation of the Transactions. WithumSmith+Brown, PC is registered with the Public Company Accounting Oversight Board (United States).

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.
[Reserved]
B.
Capitalization and Indebtedness

Information regarding the capitalization and indebtedness is included in the Proxy Statement/Prospectus under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”, which is incorporated herein by reference.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

The risk factors related to the business and operations of Pubco are described in the Proxy Statement/Prospectus under the section titled “Risk Factors” and is incorporated herein by reference.

Item 4. Information on the Company

A.
History and Development of the Company

AIR Global PLC, or “Pubco”, is a public limited company incorporated under the laws of Jersey on October 28, 2025. Pubco was initially formed as a private limited company under the name AIR Holdings Limited, and was converted to a public limited company prior to the consummation of the Transactions. Pubco was formed for the sole purpose of entering into and consummating the Transactions. The principal executive office of Pubco is Festival Office Tower, Dubai Festival City, 7th Floor, Office No. 700, Dubai, United Arab Emirates, and the telephone number of Pubco is +971 4 292 3000.

See “Explanatory Note” in this Report for additional information regarding Pubco and the Business Combination. Certain additional information about Pubco is included in the Proxy Statement/Prospectus under the section titled “Information Related to Pubco” and is incorporated herein by reference. The material terms of the Transactions are described in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Ancillary Documents,” which is incorporated herein by reference.

Pubco is subject to certain of the informational filing requirements of the Exchange Act. Because Pubco is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Pubco are exempt from the “short-swing” profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, Pubco is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Pubco is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that Pubco files with or furnishes electronically to the SEC.

The website address of Pubco is https://www.air.global. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.
Business Overview

Prior to the completion of the Transactions, Pubco did not conduct any material activities other than those incidental to its formation, the incorporation of Cayman Merger Sub and Jersey Merger Sub and the matters contemplated by the Business Combination Agreement, including the making of certain required securities law filings. Upon the closing of the Transactions, Pubco became the direct parent of AIR and its subsidiaries. AIR is a leading global producer of branded flavored molasses (commonly known as “hookah”, “shisha” or “mu’assel”), produced and sold through direct-to-consumer, distributor and licensed retail channels in over 90 markets worldwide. AIR’s portfolio includes established flavored molasses brands such as Al Fakher, Shisha Kartel, Zødiac, NameLess and Kloud King, as well as innovation-led inhalation devices such as OOKA and VANT.

Information regarding the business of AIR is included in the Proxy Statement/Prospectus under the sections titled “Business of AIR and Certain Information About AIR” and “AIR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C.
Organizational Structure

Upon the closing of the Transactions, Pubco became the parent of AIR and its subsidiaries. The organizational chart of Pubco following the Business Combination is included on page 30 of the Proxy Statement/Prospectus and is incorporated herein by reference.

D.
Property, Plants and Equipment

Information regarding the facilities of AIR and its subsidiaries is included in the Proxy Statement/Prospectus under the section titled “Business of AIR and Certain Information About AIR” and is incorporated herein by reference.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Following and as a result of the Transactions, the business of Pubco is conducted through its direct, wholly owned subsidiary, AIR.

The discussion and analysis of the financial condition and results of operations of AIR is included in the Proxy Statement/Prospectus under the section titled “AIR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

Information regarding the directors and executive officers of Pubco after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco After the Business Combination” and is incorporated herein by reference.

B.
Compensation

Information regarding the compensation of the directors and executive officers of Pubco, including a summary of the share-based compensation plan to be administered by the Pubco board, is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco After the Business Combination—Executive Officer and Director Compensation Following Completion of the Business Combination” and is incorporated herein by reference.

C.
Board Practices

Information regarding the board of directors of Pubco is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco After the Business Combination” and is incorporated herein by reference.

D.
Employees

Following and as a result of the Transactions, the business of Pubco is conducted through its direct, wholly owned subsidiary, AIR.

Information regarding the employees of AIR is included in the Proxy Statement/Prospectus under the section titled “Business of AIR and Certain Information About AIR—Employees” and is incorporated herein by reference.

E.
Share Ownership

Information regarding the ownership of Pubco Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

The following table sets forth information relating to the beneficial ownership of Pubco Ordinary Shares as of the Closing Date by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Pubco Ordinary Shares;
•
each of our directors;
•
each of our named executive officers; and
•
all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

The percentage of Pubco Ordinary Shares beneficially owned is computed on the basis of 160,386,602 Pubco Ordinary Shares issued and outstanding on the Closing Date, after giving effect to the Transactions.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them. Capitalized terms used but not otherwise defined have the meanings set forth in the Proxy Statement/Prospectus.

Beneficial Owners	Number of Pubco Ordinary Shares	Percentage of all Pubco Ordinary Shares
Directors and Executive Officers
Stuart Brazier(1)	725,494	*%
Bassem Lotfy(2)	145,976
Ronan Barry(3)	222,694	*%
Shane George(4)	37,191	*%
Tamir Saeed	—	*%
Ian Michael Fearon	—	*%
Manuel Stotz(5)	97,404,379	60.73%
Andrew Gundlach	—	—
Reinhard Mieck(6)	908,300	*%
Faisal Bari	—	—
Husam Manna	—	—
All Pubco directors and executive officers as a group (eleven individuals)	99,761,498	62.00%
Other 5% Shareholders
Affiliates of Kingsway Capital Partners Limited(5)	97,404,379	60.73%
KIM AIR Limited(7)	15,463,722	9.64%
Affiliates of Acacia Funds(8)	10,150,130	6.33%
Bank of Jordan plc(9)	9,906,941	6.18%

* Indicates beneficial ownership of less than one percent (1%) of the total outstanding Pubco Ordinary Shares.

(1)
Includes 34,547 AIR Earnout Shares that are subject to AIR Earnout Conditions.
(2)
Includes 6,951 AIR Earnout Shares that are subject to AIR Earnout Conditions.
(3)
Includes 10,604 AIR Earnout Shares that are subject to AIR Earnout Conditions.

(4)
Includes 1,771 AIR Earnout Shares that are subject to AIR Earnout Conditions.
(5)
Includes 4,638,302 AIR Earnout Shares that are subject to AIR Earnout Conditions. Represents (i) 46,876,625 Pubco Ordinary Shares held by Kingsway Fund – Frontier Consumer Franchises, (ii) 30,921,786 Pubco Ordinary Shares held by Kingsway FCF Overflow SPC – Segregated Portfolio One, (iii) 2,567,069 Pubco Ordinary Shares held by Kingsway FCF Overflow SPC – Segregated Portfolio Two, (iv) 6,064,204 Pubco Ordinary Shares held by Kingsway FCF Overflow SPC – Segregated Portfolio Five, and (v) 10,974,695 Pubco Ordinary Shares held by Kingsway FCF Overflow SPC – Segregated Portfolio Six (collectively, the “Kingsway Entities”). Kingsway Capital Partners Limited (“Kingsway”) acts as the investment manager of each of the Kingsway Entities. Manuel Stotz, as Chief Executive Officer and control person of Kingsway, has voting and investment control of the shares held by each of the Kingsway Entities and may be deemed to be the beneficial owner of such shares. The registered address of Kingsway Fund – Frontier Consumer Franchises is 15 Avenue J.F. Kennedy, L-1855 Luxembourg. The registered address of each of the other Kingsway Entities is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
(6)
Includes 43,252 AIR Earnout Shares that are subject to AIR Earnout Conditions.
(7)
Includes 736,367 AIR Earnout Shares that are subject to AIR Earnout Conditions. Represents 15,463,722 Pubco Ordinary Shares held by KIM AIR Limited, a Jersey company whose registered address is 4th Floor, St Paul’s Gate, 22-24 New Street, St Helier, Jersey JE1 4TR. Khaleel Mamoori exercises voting control and investment power over the Pubco Ordinary Shares held by KIM AIR Limited and may be deemed to have beneficial ownership of all of these Pubco Ordinary Shares.
(8)
Includes 483,339 AIR Earnout Shares that are subject to AIR Earnout Conditions. Represents (i) 3,646,842 Pubco Ordinary Shares held by ACACIA Partners, L.P., (ii) 3,434,072 Pubco Ordinary Shares held by ACACIA Conservation Fund, L.P., (iii) 383,649 Pubco Ordinary Shares held by ACACIA II Partners, L.P., and (iv) 2,685,567 Pubco Ordinary Shares held by ACACIA Conservation Master Fund (Offshore) L.P. (collectively, the “Acacia Entities”). Conifer Management, L.L.C. is the Registered Investment Adviser and Investment Manager of the Acacia Entities. Gregory Alexander is the portfolio manager of Conifer Management, L.L.C. and exercises sole voting and investment power over the Pubco Ordinary Shares held by the Acacia Entities and may be deemed to have beneficial ownership of all of these Pubco Ordinary Shares.
(9)
Includes 471,759 AIR Earnout Shares that are subject to AIR Earnout Conditions.
B.
Related Party Transactions

Information regarding certain related party transactions of Pubco and AIR is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Party Transactions” and is incorporated herein by reference.

C.
Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.
Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Following and as a result of the Transactions, the business of Pubco is conducted through its direct, wholly owned subsidiary, AIR. Information regarding legal proceedings involving AIR and its subsidiaries is included in the Proxy Statement/Prospectus under the section titled “Business of AIR and Certain Information About AIR—Legal Proceedings” and is incorporated herein by reference.

In addition to the legal proceedings noted in the Proxy Statement/Prospectus, the following sets forth further development related to the disputes with our former Ajman Sponsor.

Disputes with our former Ajman Sponsor

On May 6, 2026, the Dubai Court of First Instance issued its judgment in relation to the civil lawsuit by our Ajman free zone subsidiary against Al Fakher Tobacco Factory LLC, Al-Qumma for Tobacco Trading and Mr. Al Ghamlasi personally. The lawsuit alleged that Mr. Al Ghamlasi registered a new entity under a trade name nearly identical to that of our Ajman subsidiary and began using that name on tobacco products in the market. The lawsuit sought an order requiring the defendants to change the allegedly infringing trade name, an injunction requiring them to cease all use of our trade name on their products and joint and several damages of $20 million (AED 73,400,000).

In its judgment, the Dubai Court of First Instance ordered the registration of the tradename of Mr. Al Ghamlasi’s company “Al Fakher Tobacco Factory LLC” to be stricken off and cancelled, and for that tradename to be removed from all state records and departments, particularly the Department of Economy and Tourism of Dubai. Furthermore, the court ordered the defendants to cease using that tradename or our trademark, and remove it from all of its products. Nevertheless, the court denied our claim for damages of $20 million (AED 73,400,000). The parties have 30 days to appeal the decision.

B.
Significant Changes

None.

Item 9. The Offer and Listing

A.
Offer and Listing Details

Nasdaq Listing of Pubco Ordinary Shares

Pubco Ordinary Shares are listed on Nasdaq under the symbol “AIIR.” Holders of Pubco Ordinary Shares should obtain current market quotations for their securities. There can be no assurance that the Pubco Ordinary Shares will remain listed on Nasdaq. If Pubco fails to comply with the Nasdaq listing requirements, Pubco Ordinary Shares could be delisted from Nasdaq. A delisting of Pubco Ordinary Shares will likely affect their liquidity and could inhibit or restrict the ability of Pubco to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to certain Pubco Ordinary Shares held by the Sponsor and the AIR Shareholders is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Ancillary Documents” and is incorporated herein by reference.

In addition, in connection with the Closing, the parties to the Sponsor Support Agreement entered into a waiver and release agreement waiving the lock-up restrictions under the Sponsor Support Agreement with respect to 1,000,000 Pubco Ordinary Shares issued to the Sponsor at Closing, in order to facilitate compliance with certain Nasdaq requirements.

Further, in connection with the Closing, the parties to the Business Combination Agreement also entered into a waiver agreement waiving the lock-up restrictions under the Business Combination Agreement with respect to 10,400 Pubco Ordinary Shares issued to certain shareholders of AIR in exchange for AIR Ordinary Shares, in order to facilitate compliance with certain Nasdaq listing requirements.

B.
Plan of Distribution

Not applicable.

C.
Markets

Pubco Ordinary Shares are listed on Nasdaq under the symbol “AIIR.” There can be no assurance that the Pubco Ordinary Shares will remain listed on Nasdaq. If Pubco fails to comply with the Nasdaq listing requirements, the Pubco Ordinary Shares could be delisted from Nasdaq. A delisting of the Pubco Ordinary Shares will likely affect their liquidity and could inhibit or restrict the ability of Pubco to raise additional financing.

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.
Share Capital

Pubco is authorized to issue 600,000,000 Shares divided into (i) 500,000,000 Pubco Ordinary Shares with a par value of $0.0001 each, (ii) 50,000,000 redeemable deferred shares with a par value of $0.0001 each and (iii) 50,000,000 preferred shares with a par value of $0.0001 each.

As of the Closing Date, after giving effect to the Transactions, there were 160,386,602 Pubco Ordinary Shares issued and outstanding.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco Securities” and is incorporated herein by reference.

B.
Memorandum and Articles of Association

Information regarding certain material provisions of the Memorandum and Articles of Association of Pubco is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco Securities” and is incorporated herein by reference.

C.
Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “The Business Combination Agreement and Ancillary Documents” and “Certain Relationships and Related Party Transactions” as well as the section titled “Forward Purchase Agreement” in the prospectus supplement dated May 11, 2026, each of which is incorporated herein by reference.1

D.
Exchange Controls

There are currently no exchange control regulations in Jersey applicable to Pubco or its shareholders. The Jersey Financial Services Commission has given, and not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of the Pubco Ordinary Shares.

E.
Taxation

Information regarding certain U.S. tax consequences of owning and disposing of Pubco Ordinary Shares is included in the Proxy Statement/Prospectus under the section titled “Certain Tax Considerations” and is incorporated herein by reference.

F.
Dividends and Paying Agents

Pubco has not paid any cash dividends on its equity securities to date. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of Pubco. The payment of any cash dividends will be within the discretion of the Pubco Board. It is currently not expected that the Pubco Board will declare any dividends in the foreseeable future. Further, the ability of Pubco to declare dividends may be limited by the terms of financing or other agreements entered into by Pubco or its subsidiaries from time to time.

1 Note to AIR: Please confirm if there are any new contracts that should be disclosed as material contract.

G.
Statement by Experts

The consolidated financial statements of AIR Limited incorporated in this Report by reference to the Proxy Statement/Prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers Limited Partnership Dubai Branch, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of AIR Holdings Limited, the legal predecessor of Pubco, incorporated in this Report (which contains an explanatory paragraph relating to AIR Holdings Limited’s ability to continue as a going concern as described in Note 1.2 to the financial statements) by reference to the Proxy Statement/Prospectus have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to AIR Holdings Limited’s ability to continue as a going concern as described in Note 1.2 to the financial statements) of PricewaterhouseCoopers Limited Partnership Dubai Branch, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of Cantor Equity Partners III, Inc. as of December 31, 2025 and 2024 and for the years then ended have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

H.
Documents on Display

Documents concerning Pubco referred to in this Report may be inspected at the principal executive offices of Pubco at Festival Office Tower, Dubai Festival City, 7th Floor, Office No. 700, Dubai, United Arab Emirates.

Pubco is subject to certain of the informational filing requirements of the Exchange Act. Since Pubco is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Pubco are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Pubco Ordinary Shares. In addition, Pubco is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Pubco is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that Pubco files with or furnishes electronically to the SEC.

I.
Subsidiary Information

Not applicable.

J.
Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Following and as a result of the Transactions, the business of Pubco is conducted through its direct, wholly owned subsidiary, AIR. Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “AIR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited financial statements of Cantor Equity Partners III, Inc. as of December 31, 2025 and 2024 and for the years then ended are incorporated by reference to pages F-73–F-92 in the Form F-4.

The audited financial statements of AIR Holdings Limited, the legal predecessor of Pubco, as of December 31, 2025 and for the period from October 28, 2025 (inception) through December 31, 2025 are incorporated by reference to pages F-93–F-100 in the Form F-4.

The audited consolidated financial statements of AIR Limited as of December 31, 2025 and 2024 and for each of the years then ended are incorporated by reference to pages F-3–F-71 in the Form F-4.

The unaudited pro forma condensed combined financial statements of Pubco, AIR are attached as Exhibit 15.1 to this Report.

Item 19. Exhibits

		Incorporation by Reference
Exhibit Number	Description	Form	File Number	Exhibit No.	Filing Date
1.1*	Amended Memorandum and Articles of Association of AIR Global PLC
2.1	Specimen Pubco Ordinary Shares Certificate	F-4	333-294714	4.1	March 27, 2026
4.1†	Business Combination Agreement, dated as of November 7, 2025, by and among CAEP, Pubco, Cayman Merger Sub, Jersey Merger Sub and AIR.	F-4	333-294714	2.1	March 27, 2026
4.2*	Waiver Agreement to the Business Combination Agreement, dated May 15, 2026, by and among CAEP, AIR, Pubco, Cayman Merger Sub and Jersey Merger Sub.
4.3	Sponsor Support Agreement, dated as of November 7, 2025, by and among Pubco, CAEP, Sponsor and AIR.	F-4	333-294714	10.1	March 27, 2026
4.4*	Waiver and Release to Sponsor Support Agreement, dated May 15, 2026, by and among Pubco, CAEP, Sponsor and AIR.
4.5*†	Amended and Restated Registration Rights Agreement, dated May 15, 2026, by and among Pubco, CAEP, Sponsor and the other undersigned holders thereto.
4.6	Shareholder Support Agreement, dated as of November 7, 2025, by and among certain Key Company Shareholders, CAEP, AIR and Pubco.	F-4	333-294714	10.2	March 27, 2026
4.7*

Forward Purchase Agreement, dated May 11, 2026, by and among CAEP, Pubco and Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP, Harraden Circle Strategic Investments, LP and Harraden Circle Concentrated, LP.

4.8	Senior Facilities Agreement, dated March 5, 2025, among AIR, AIR Group Ventures Limited as borrower and the arrangers thereto.	F-4	333-294714	10.5	March 27, 2026
4.9*	Form of Director Indemnification Agreement.
4.10††*	Pubco Omnibus Incentive Plan
8.1	List of Subsidiaries of Pubco.	F-4	333-294714	21.1	March 27, 2026
15.1*	Unaudited Pro Forma Condensed Combined Financial Information.
15.2*	Consent of PricewaterhouseCoopers Limited Partnership Dubai Branch (with respect to AIR Global PLC (f/k/a AIR Holdings Limited)).
15.3*	Consent of PricewaterhouseCoopers Limited Partnership Dubai Branch (with respect to AIR Limited).
15.4*	Consent of WithumSmith+Brown, PC (with respect to Cantor Equity Partners III, Inc.).

(*) Filed herewith

(††) Indicates a management contract or compensatory plan.

(†) Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

AIR GLOBAL PLC

Date: May 21, 2026	By:	/s/ Stuart Brazier

	Name:	Stuart Brazier

	Title:	Chief Executive Officer and Director